

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

Tim Rotolo
Chief Executive Officer
Range Capital Acquisition Corp.
44 Main Street
Cold Spring Harbor, NY 11724

> **Re: Range Capital Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 4, 2024**
> **CIK No. 0002035644**

Dear Tim Rotolo:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed on October 4, 2024

Cover Page

1. Please disclose the amount of the compensation received or to be received by the SPAC sponsor and its affiliates, and the other information required by Item 1602(a)(3) of Regulation S-K. Include the amounts described on page 8.

2. Please provide a cross-reference, highlighted by prominent type or in another manner, to all the sections in the prospectus for disclosures related to each of compensation, dilution, and material conflicts of interest, as required by Item 1602(a)(3), (4), and (5) of Regulation S-K.

Summary, page 1

3.   We note your disclosure on page 7 that you may need to obtain additional financing in connection with the closing of your business combination to be used following the closing for general corporate purposes or other purposes. Please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

4.   In your table on page 8, please also disclose the repayment of up to $1,500,000 in loans that may be convertible into working capital units at a price of $10 per unit. See Item 1602(b)(6).

5.   Under Our Sponsor on page 8, please describe the experience of your sponsor and its affiliates in organizing SPACs. See Item 1603(a)(3) of Regulation S-K. Also disclose the amount of founder shares that each of the independent directors will indirectly receive through membership interests in your sponsor.

6.   In the table on page 9, please describe the transfers permitted by virtue of your sponsor's limited liability company agreement referenced in romanette (iv). See Item 1603(a)(9) of Regulation S-K.

7.   Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Conflicts of Interest, page 25

8.   Please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also disclose the conflicts of interest relating to repayment of loans and reimbursements of expenses that will be paid upon completion of a business combination. Finally, disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with your initial shareholders. See Item 1602(b)(7) of Regulation S-K.

Risk Factors
We may not be able to complete an initial business combination with a U.S. target company, page 54

9.   With a view toward disclosure, please disclose whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please revise the risk factor to disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.

Dilution, page 69

10. We note your disclosure that at August 31, 2024 your net tangible book deficit was $68,256. Based on our calculations, it would appear your net tangible book deficit is $93,256 at August 31, 2024 based on the total tangible assets of $12,619 less $105,875 of total liabilities. Please revise or advise and ensure your NTBV calculations throughout the prospectus are updated accordingly.

11. Please amend your prospectus to provide outside of your dilution tables each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. By way of example, we note that up to $1.5 million of loans made by your sponsor, officers and directors, or affiliates to or in connection with your initial business combination may be convertible into units at a price of $10.00 per unit at the option of the lender. Refer to Item 1602(c) of Regulation S-K.

Conflicts of Interest, page 104

12. Please disclose the conflicts of interest relating to repayment of loans and reimbursements of expenses that will be paid upon completion of a business combination. See Item 1603(b) of Regulation S-K.

Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon